SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #1



                    Under the Securities Exchange Act of 1934


                          TRANSKARYOTIC THERAPIES, INC.
                          ----------------------------
                                (Name of Issuer)


                      Common Stock par value $.01 per share
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893735 10 0
                                -----------------
                                 (CUSIP Number)


                           Edward H. Stratemeier, Esq.
                                 General Counsel
                             Aventis Pharmaceuticals
                          Route 202-206, P. O. Box 6800
                           Bridgewater, NJ 08807-0800
  - ---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 15, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]


                                  Page 1 of 12

                        Exhibit Index is at Pages 6 and 7

CUSIP No.  893735 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its          Aventis Pharmaceuticals Inc.
     I.R.S. Identification Number                             44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                   (a)[   ]
     a Member of a Group                                            (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                     WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________

6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,187,408
Number of      _____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       _____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                         2,187,408
Person With    _____________________________________________________________

               10)  Shared Dispositive Power                               0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                           2,187,408
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                  [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                       9.6%
       by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  893735 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its                       HMR Pharma, Inc.
     I.R.S. Identification Number                                 43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                   (a)[   ]
     a Member of a Group                                            (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                          Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                   [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________

6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                             2,187,408
Number of      _______________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       _______________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                        2,187,408
Person With    _______________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                          2,187,408
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                  [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                       9.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

CUSIP No.  893735 10 0


         This Amendment no. 1 to the Statement on Schedule 13D (the Schedule
13D) with respect to the Common Stock of Transkaryotic Therapies, Inc.
(the Issuer), of Aventis Pharmaceuticals Inc., a Delaware corporation (API), and HMR Pharma, Inc., a Delaware corporation (HMR Pharma), is filed solely to incorporate the following exhibits:



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Information concerning directors and executive officers of Aventis Pharmaceuticals Inc. and HMR Pharma, Inc.

Exhibit 99.2 Information concerning members of Supervisory Board, Management Board and Executive Committee of Aventis S.A.

CUSIP No.  893735 10 0

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     AVENTIS PHARMACEUTICALS INC.



Date: July 18, 2000                  By: /s/  Rebecca R. Tilden
                                         Rebecca R. Tilden
                                         Vice President and Secretary



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      HMR PHARMA, INC.



Date:  July 18, 2000                  By: /s/ Joan A. Hanlon
                                          Joan A. Hanlon
                                          Vice President and Treasurer

CUSIP No.  893735 10 0

                                  EXHIBIT INDEX


Exhibit No.                Description                                Page No.
-----------                ------------                              ---------

99.1              Information concerning directors and                     8
                  executive officers of API and HMR Pharma.
99.2              Information concerning members of the Supervisory       11
                  Board, Board of Management and Executive Committee of Aventis S.A.
99.3              Agreement to File Jointly dated December 22,
                  1999, by and between API and HMR Pharma
                  (incorporated by reference from Schedule 13D dated December 22, 1999).
99.4 Class D Preferred Stock Purchase Agreement, dated May 18, 1994, by and between the Issuer and API (incorporated by reference from Exhibit 10.6 to Amendment No. 5 to the
                  Registration Statement on Form S-1 of the
                  Issuer filed with the Securities and Exchange
                  Commission (the "Commission") on October 15,
                  1996 (the "Registration Statement")).
99.5 Class E Preferred Stock Purchase Agreement, dated March 1, 1995, by and between the Issuer and API (incorporated by reference from Exhibit 10.7 to Amendment No. 5 to the
                  Registration Statement).
99.6 Class F Preferred Stock Purchase Agreement, dated October 26, 1995, by and among the Issuer and certain Purchasers named therein
                  (incorporated by reference from Exhibit 10.8 to Amendment No. 5 to the Registration
                  Statement).
99.7              Amended and Restated License Agreement, dated
                  March 1, 1995, by and between API and the Issuer (incorporated by reference from
                  Exhibit 10.33 to Amendment No. 5 to the
                  Registration Statement).
99.8 License Agreement, dated March 1, 1995, by and between API and the Issuer (incorporated by reference from Exhibit 10.34 to Amendment
                  No. 5 to the Registration Statement).
99.9              Amended and Restated Registration Rights
                  Agreement, dated November 3, 1993 and amended on May 13, 1994, March 1, 1995, October 26,
                  1995, July 10, 1996 and August 7, 1996, by
                  and among the Issuer and certain holders of the Issuer's Preferred Stock named therein
                  (incorporated by reference from Exhibit 10.11

CUSIP No.  893735 10 0


                  to Amendment No. 5 to the Registration
                  Statement).
99.10             Fifth Amendment to Registration Rights
                  Agreement dated October 1, 1996 by and among the Issuer and certain holders of the Issuer's Preferred Stock named therein
                  (incorporated by reference from Exhibit 10.36 to Amendment No. 5 to the Registration
                  Statement).

CUSIP No.  893735 10 0

                                  Exhibit 99.1
           Directors and Officers of Aventis Pharmaceuticals Inc. and
                                HMR Pharma, Inc.

         The following sets forth the name, title, business address, and present principal occupation of each of the directors and executive officers of API as of June 5, 2000. All are citizens of the United States unless otherwise indicated in parentheses under his or her name.

AVENTIS PHARMACEUTICALS INC.


                                                                                    >C>
Name                                      Title                                     Address

Daniel Camus                              Chief Financial Officer                   Aventis Pharma AG
(Germany)                                 of Aventis Pharma AG                      65926 Frankfurt Main
                                          and Director of API                       Germany
Frank L. Douglas, Ph.D., M.D.             Head of Research and                      Aventis Pharma AG
                                          Development of Aventis                    65926 Frankfurt Main
                                          Pharma AG and Director                    Germany
                                          of API
Richard J. Markham                        Chief Executive Officer                   Route 202-206
                                          of Aventis Pharma AG                      Bridgewater, NJ 08807-0800
                                          and Director of API
Thierry Soursac, M.D., Ph.D.              Head of Commercial                        Route 202-206
                                          Operations for Aventis                    Bridgewater, NJ 08807-0800
                                          Pharma AG and Director
                                          of API
Gerald P. Belle                           President and Chief Executive             Route 202-206
                                          Officer and Director of API               Bridgewater, NJ 08807-0800
Harold F. Boardman                        Senior Vice President, Legal              Route 202-206
                                                                                    Bridgewater, NJ 08807-0800
Susan Ketterman                           Vice President, Head of NA                Route 202-206
                                          Human Resources                           Bridgewater, NJ 08807-0800
John R. Leone                             Sr. Vice President, US                    Route 202-206
                                          Commercial Operations                     Bridgewater, NJ 08807-0800
Jurgen Lasowski                           Vice President, Business                  Route 202-206
                                          Development and Strategy,                 Bridgewater, NJ 08807-0800
                                          NA
Philippe M. Maitre                        Vice President, Head of NA                Route 202-206
(France)                                  Finance and Information Systems           Bridgewater, NJ 08807-0800
                                          and Chief Financial Officer
Daniel G. Maher                           Vice President, Head of NA                10236 Marion Park Drive
                                          Industrial Operations                     Kansas City, MO 64137
Francois Nader, MD                        Vice President, Head of NA                Route 202-206
                                          Medical Affairs/Regulatory                Bridgewater, NJ 08807-0800

CUSIP No.  893735 10 0


Charles F. Rouse, III                     Vice President, Head of NA                Route 202-206
                                          Communications and                        Bridgewater, NJ 08807-0800
                                          Community Affairs
Mark R. Shaw                              Vice President, Head of NA                Route 202-206
                                          Administrative Services                   Bridgewater, NJ 08807-0800
Edward H. Stratemeier                     Vice President, Head of NA                Route 202-206
                                          Legal, Government Affairs                 Bridgewater, NJ 08807-0800
                                          and Policy
Robert J. Carmody                         Vice President, North America             Route 202-206
                                          Tax                                       Bridgewater, NJ 08807-0800
Gerald Dahling                            Senior Vice President,                    2, Avenue Pont Pasteur
                                          Global Patents                            Lyon, France 69007
Charles D. Dalton                         Vice President and Assistant              Route 202-206
                                          Secretary                                 Bridgewater, NJ 08807-0800
Tim C. Gau                                Senior Vice President,                    Route 202-206
                                          Head of Global Drug Product               Bridgewater, NJ 08807-0800
                                          Realization, Drug Regulatory
                                          Affairs & Drug Surveilance
Thomas Hofstaetter                        Senior Vice President,                    Route 202-206
                                          Corporate Development                     Bridgewater, NJ 08807-0800
Claude Ourceyre                           Vice President, Corporate                 Route 202-206
                                          Human Resources -                         Bridgewater, NJ 08807-0800
                                          Bridgewater Center
Kirk Schueler                             Senior Vice President, Global             Route 202-206
                                          Marketing                                 Bridgewater, NJ 08807-0800
Errol de Souza                            Vice President, Head of                   Route 202-206
                                          DI&A U.S.                                 Bridgewater, NJ 08807-0800
Scott F. Stevens                          Vice President, Global Tax                Route 202-206
                                                                                    Bridgewater, NJ 08807-0800
Rebecca R. Tilden                         Vice President and Secretary              10236 Marion Park Drive
                                                                                    Kansas City, MO 64137
Michael A. Yeomans                        Vice President, Licensing &               Route 202-206
                                          Alliances                                 Bridgewater, NJ 08807-0800
Terry G. King                             Treasurer                                 Route 202-206
                                                                                    Bridgewater, NJ 08807-0800
E. Todd Johnson                           Assistant Treasurer                       10236 Marion Park Drive
                                                                                    Kansas City, MO 64137
Owen K. Ball, Jr.                         Assistant Secretary                       Route 202-206
                                                                                    Bridgewater, NJ 08807-0800
Christian Gelain                          Assistant Secretary                       25, Quai Paul Doumer
(France)                                                                            Courbevoie, France 92408
Ross J. Oehler                            Assistant Secretary                       Route 202-206
                                                                                    Bridgewater, NJ 08807-0800
Robert J. Werner                          Assistant Secretary                       Route 202-206
                                                                                    Bridgewater, NJ 08807-0800

CUSIP No.  893735 10 0




HMR PHARMA, INC.

                                                                                    >C>
Directors:

Gerald P. Belle                           Chairman                                  Route 202-206
                                                                                    Bridgewater, NJ 08807-0800

Philippe M. Maitre                        Director                                  Route 202-206
(France)                                                                            Bridgewater, NJ 08807-0800

Edward H. Stratemeier                     Director                                  Route 202-206
                                                                                    Bridgewater, NJ 08807-0800


Officers:

Phillip R. Ridolfi                        President                                 3711 Kennett Pike, Suite 200
                                                                                    Greenville, DE 19807

Joan A. Hanlon                            Vice President & Treasurer                3711 Kennett Pike, Suite 200
                                                                                    Greenville, DE 19807

Andrea Q. Ryan                            Secretary                                 3711 Kennett Pike, Suite 200
                                                                                    Greenville, DE 19807



CUSIP No.  893735 10 0

                                  Exhibit 99.2
        Certain Information Relating to Directors and Executive Officers

  Supervisory Board, Board of Management and Executive Committee of Aventis SA


Name and Business Address                            Principal Present Occupation

SUPERVISORY BOARD

Marc Vienot                                          Chairman of the Supervisory Board of Aventis
(France)

Dr. Martin Fruhauf                                   Vice-Chairman of the Supervisory Board of Aventis
(Germany)

Jean-Marc Bruel                                      Member of the Supervisory Board of Aventis
(France)

Serge Kampf                                          Member of the Supervisory Board of Aventis
(France)

Prof. Dr. Drs. h. c. Hubert Markl                    Member of the Supervisory Board of Aventis
(Germany)

Dr. Gunter Metz                                      Member of the Supervisory Board of Aventis
(Germany)

Didier Pineau-Valencienne                            Member of the Supervisory Board of Aventis
(France)

Seham Razzouqi                                       Member of the Supervisory Board of Aventis
(Kuwait)

Michel Renault                                       Member of the Supervisory Board of Aventis
(France)

Dr. Hans-Jurgen Schinzler                            Member of the Supervisory Board of Aventis
(Germany)


BOARD OF MANAGEMENT

Jurgen Dormann                                       Chairman of the Board of Management of Aventis
(Germany)

Jean-Rene Fourtou                                    Vice-Chairman of the Board of Management of Aventis
(France)


CUSIP No.  893735 10 0


Igor Landau                                          Member of the Board of Management of Aventis
(France)

Horst Waesche                                        Member of the Board of Management of Aventis
(Germany)


EXECUTIVE COMMITTEE

Jurgen Dormann                                       Chairman of the Board of Management of Aventis
(Germany)

Jean- Rene Fourtou                                   Vice-Chairman of the Board of Management of Aventis
(France)

Alain Godard                                         Chief Executive Officer of Aventis Agriculture
(France)

Igor Landau                                          Member of the Board of Management of Aventis
(France)

Patrick Langlois                                     Group Executive Vice President - Chief Financial
(France)                                             Officer

Richard J. Markham                                   Chief Executive Officer of Aventis Pharma
(United States)

Rene Penisson                                        Group Executive Vice President - Human Resources
( France)

Horst Waesche                                        Member of the Board of Management of Aventis
(Germany)

